Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Amendment of the Registration Statement of KBAT Group Inc on Form F-1 of our report dated July 11, 2025, except Notes 8 and 13, as to which the date was September 12, 2025, with respect to our audits of the consolidated balance sheets of KBAT Group Inc as of March 31, 2025 and 2024, and related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended March 31, 2025, appearing in the Prospectus, and as part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Golden Eagle CPAs LLC

Bedminster, New Jersey

June 12, 2026